City of Buenos Aires, April 22nd, 2024

COMISIÓN NACIONAL DE VALORES

BOLSAS Y MERCADOS ARGENTINOS S.A.

Ref.: Relevant Event. Payment situation of Compañía Administradora del Mercado Mayorista Eléctrico S.A.

Dear Sirs,

I am writing to you, in my capacity as Head of Market Relations of Pampa Energía S.A. (the “Company”) in relation with the request by the Comisión Nacional de Valores in light of what has been published by certain pieces of news regarding the payment situation of Compañía Administradora del Mercado Mayorista Eléctrico S.A. ("CAMMESA"), in which the Company is mentioned.

In this regard, we note that as of today, CAMMESA's debt to the Company amounts (including accrued interest to date) to $133,191,236,814, with overdue and pending payments for the transactions of December 2023 -totaling $38,907,909,098-, January 2024 -totaling $43,965,580,313-, and February 2024 -totaling $50,317,747,401.

The Company conducts dozens of financial operations daily for the efficient management of its liquidity and investments, which is normal and customary in its financial management.

Finally, it is clarified that, as of today, the Company has sufficient solvency to meet its operational and financial obligations, which is why no Relevant Event was issued on this matter prior to the request made by the CNV.

Sincerely,

________________________________

María Agustina Montes

Head of Market Relations